UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Jun/2022 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.08 in Jan-Jun/2022 compared to R$/US$ 5.38 in Jan-Jun/2021).

Key Financial Information

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Sales revenues	61,892	36,680	68.7
Cost of Sales	(28,019)	(17,849)	57.0
Gross profit	33,873	18,831	79.8
Income (expenses)	(2,048)	(3,961)	(48.3)
Consolidated net income attributable to the shareholders of Petrobras	19,615	8,301	136.3
Net cash provided by operating activities	24,804	18,067	37.3
Adjusted EBITDA	34,904	20,656	69.0
Average Brent crude (US$/bbl)	107.59	64.86	65.9
Average Crude Oil sales price (US$/bbl)	100.24	61.45	63.1
Average Domestic basic oil products price (US$/bbl)	120.04	70.17	71.1

US$ million	06.30.2022	12.31.2021	Change (%)
Gross Debt	53,577	58,743	(8.8)
Net Debt	34,435	47,626	(27.7)
Gross Debt/LTM Adjusted EBITDA ratio	0.93	1.35	(31.1)
Net Debt/LTM Adjusted EBITDA ratio	0.60	1.09	(45.0)

Sales Revenues

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Diesel	18,164	10,647	70.6
Gasoline	8,034	4,765	68.6
Liquefied petroleum gas (LPG)	2,623	2,036	28.8
Jet fuel	2,391	827	189.1
Naphtha	1,335	693	92.6
Fuel oil (including bunker fuel)	718	723	(0.7)
Other oil by-products	2,889	1,883	53.4
Subtotal Oil By-Products	36,154	21,574	67.6
Natural gas	3,684	2,370	55.4
Crude oil	4,443	53	8283.0
Renewables and nitrogen products	161	22	631.8
Revenues from non-exercised rights	274	161	70.2
Electricity	402	1,134	(64.6)
Services, agency and others	545	331	64.7
Total domestic market	45,663	25,645	78.1
Exports	14,924	10,496	42.2
Crude oil	10,405	7,512	38.5
Fuel oil (including bunker fuel)	4,161	2,455	69.5
Other oil by-products and other products	358	529	(32.3)
Sales abroad *	1,305	539	142.1
Total foreign market	16,229	11,035	47.1
Total	61,892	36,680	68.7
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 61,892 million for the period Jan-Jun/2022, a 68.7% increase (US$ 25,212 million) when compared to US$ 36,680 million for the period Jan-Jun/2021, mainly due to:

(i)	a US$ 14,580 million increase in domestic oil by-products revenues, of which US$ 14,656 million relates to an increase in average Brent prices, compensated by US$ 76 million related to a decrease in volume; and

(ii)	a US$ 7,283 million increase in crude oil revenues, of which US$ 5,717 million relates to an increase in average Brent prices, and US$ 1,566 million relates to an increase in volume.

Cost of Sales

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Raw material, products for resale, materials and third-party services *	(13,769)	(7,610)	80.9
Depreciation, depletion and amortization	(5,344)	(4,404)	21.3
Production taxes	(8,093)	(4,984)	62.3
Employee compensation	(813)	(851)	(4.4)
Total	(28,019)	(17,849)	57.0

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 28,019 million for the period Jan-Jun/2022, a 57.0% increase (US$ 10,170 million) when compared to US$ 17,849 million for the period Jan-Jun/2021, mainly due to:

•	higher acquisition costs of both imported oil and oil by-products due to higher Brent prices;
•	higher production taxes due to higher Brent prices; and
•	higher sales volumes of crude oil.

Income (Expenses)

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Selling expenses	(2,425)	(2,034)	19.2
General and administrative expenses	(622)	(533)	16.7
Exploration costs	(123)	(405)	(69.6)
Research and development expenses	(426)	(264)	61.3
Other taxes	(152)	(152)	-
Impairment of assets	(167)	(180)	(7.2)
Other income and expenses, net	1,867	(393)	-
Total	(2,048)	(3,961)	(48.3)

Selling expenses were US$ 2,425 million for the period Jan-Jun/2022, a 19.2% increase (US$ 391 million) compared to US$ 2,034 million for the period Jan-Jun/2021, mainly due to higher volume sold and higher expenses related to natural gas, whose fees were increased in the period, as provided for in the transport contracts.

General and administrative expenses were US$ 622 million for the period Jan-Jun/2022, a 16.7% increase (US$ 89 million) compared to US$ 533 million for the period Jan-Jun/2021, mainly due to inflation.

Impairment of assets were US$ 167 million for the period Jan-Jun/2022 due to the permanent shutdown of the P-35 platform in the Marlim field and losses related to divestments of the Golfinho and LUBNOR clusters. In Jan-Jun/2021, US$ 180 million impairment losses were recognized, mainly due to (i) a US$ 190 million loss arising from the decision to discontinue the use of P-33 and P-26 platforms in the Marlim field; (ii) a US$ 79 million loss arising from the decision to sell the thermoelectric power plants Arembepe, Muryci and Bahia 1, located in Camaçari, in the state of Bahia; (iii) a US$ 61 million impairment reversal arising from the approval for sale of the Papa-Terra field, located in the Campos Basin, state of Rio de Janeiro; and (iv) a US$ 27 million impairment reversal arising from the decision to use certain equipment that were previously part of platforms P-72 and P-73 in producing fields in the Santos basin.

5

Net finance income (expense)

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Finance income	881	328	168.6
Income from investments and marketable securities (Government Bonds)	532	74	618.9
Other income, net	349	254	37.4
Finance expenses	(1,716)	(3,079)	(44.3)
Interest on finance debt	(1,223)	(1,656)	(26.1)
Unwinding of discount on lease liabilities	(624)	(592)	5.4
Discount and premium on repurchase of debt securities	(110)	(849)	(87.0)
Capitalized borrowing costs	535	478	11.9
Unwinding of discount on the provision for decommissioning costs	(267)	(384)	(30.5)
Other finance expenses and income, net	(27)	(76)	(64.5)
Foreign exchange gains (losses) and indexation charges	(1,767)	(869)	103.3
Foreign exchange gains (losses)	781	1,001	(22.0)
Reclassification of hedge accounting to the Statement of Income	(2,488)	(2,307)	7.8
Recoverable taxes inflation indexation income (*)	45	474	(90.5)
Other foreign exchange gains (losses) and indexation charges, net	(105)	(37)	183.8
Total	(2,602)	(3,620)	(28.1)

* In 2021, includes PIS and COFINS inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Net finance income (expense) was an expense of US$ 2,602 million for the period Jan-Jun/2022, a decrease of US$ 1,018 million compared to an expense of US$ 3,620 million for the period Jan-Jun/2021, mainly due to:

•	foreign exchange gains of US$ 781 million in Jan-Jun/2022, as compared to US$ 1,001 million gain in Jan-Jun/2021 reflecting a 6.1% appreciation of the real/US$ exchange rate in Jan-Jun/2022 (06/30/2022: R$ 5.24/US$, 12/31/2021 R$ 5.58/US$) compared to a 3.8% appreciation in Jan-Jun/2021 (06/30/2021: R$ 5.00/US$, 12/31/2020: R$ 5.20/US$), which applied to a lower average net liability exposure to the US$ during Jan-Jun/2022 than in Jan-Jun/2021;
•	lower interest on finance debt of US$ 1,223 million in Jan-Jun/2022, as compared to US$ 1,656 million in Jan-Jun/2021, due to a decrease in the amount of our debt;
•	lower discount and premium on repurchase of debt securities of US$ 110 million in Jan-Jun/2022, as compared to US$ 849 million in Jan-Jun/2021, due to lower volume of debt repurchase; and
•	higher income from investments and marketable securities (Government Bonds) of US$ 532 million in Jan-Jun/2022, as compared to US$ 74 million in Jan-Jun/2021, due to higher average cash balances and interest rates.

Income tax expenses

Income tax was an expense of US$ 9,875 million in Jan-Jun/2022, compared to an expense of US$ 4,103 million in Jan-Jun/2021, the increase was mainly due to higher net income before income taxes (US$ 29,564 million of income in Jan-Jun/2022 compared to a US$ 12,459 million income in Jan-Jun/2021), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 10,051 million in Jan-Jun/2022 compared to a US$ 4,236 million in Jan-Jun/2021.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was a net income of US$ 19,615 million for the period Jan-Jun/2022, a US$ 11,314 million increase compared to a net income of US$ 8,301 million for the period Jan-Jun/2021, mainly due to business performance improvement, led by higher oil prices and increased margins.

6

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, is based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Exploration and Production (*)	3,889	3,574	(8.8)
Refining, Transportation and Marketing	526	447	17.7
Gas and Power	186	157	18.5
Corporate and Other businesses	241	100	141.0
Total	4,842	4,278	13.2

(*) In Jan-Jun/2022, there is US$ 840 of signature bonus related to the Sépia and Atapu fields.

We invested a total of US$ 4,842 million in Jan-Jun/2022, of which 80.3% was in the E&P segment, a 13.2% increase when compared to our Capital Expenditures of US$ 4,278 million in Jan-Jun/2021, mainly due to the impact of the signature bonus for the Sépia and Atapu fields, following the co-participation agreements necessary to manage the coexisting deposits of the Transfer of Rights Agreement and the Production Sharing Contract (related to the surplus volume) of these areas. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Jun/2022, investments in the E&P segment totaled US$ 3,889 million, mainly concentrated on: (i) signature bonus for the Sépia and Atapu fields (US$ 840 million); (ii) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 1,100 million); (iii) development of new projects in deep water (US$ 400 million); and (iv) exploratory investments in the pre-salt and post-salt layers (US$ 200 million).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2022	Jan-Jun/2021
Adjusted Cash and Cash Equivalents at the beginning of the period	11,117	12,370
Government bonds and time deposits with maturities of more than 3 months at the beginning of the period	(650)	(659)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	13	14
Cash and cash equivalents at the beginning of the period	10,480	11,725
Net cash provided by operating activities	24,804	18,067
Acquisition of PP&E and intangibles assets	(4,073)	(3,135)
Investments in investees	(19)	(11)
Proceeds from disposal of assets – (Divestments)	3,378	502
Financial compensation from co-participation agreement	5,213	−
Dividends received	242	200
Divestment (Investment) in marketable securities	(2,108)	91
Net cash provided by (used in) investing activities	2,633	(2,353)
(=) Net cash provided by operating and investing activities	27,437	15,714
Proceeds from finance debt	330	1,668
Repayments of finance debt	(6,393)	(14,785)
Net change in finance debt	(6,063)	(13,117)
Repayment of lease liability	(2,682)	(2,899)
Dividends paid to shareholders of Petrobras	(12,429)	(1,848)
Dividends paid to non-controlling interest	(58)	(39)
Investments by non-controlling interest	(17)	(14)
Net cash used in financing activities	(21,249)	(17,917)
Effect of exchange rate changes on cash and cash equivalents	(374)	300
Cash and cash equivalents at the end of the period	16,294	9,822
Government bonds and time deposits with maturities of more than 3 months at the end of the period	2,855	602
Cash and cash equivalents in companies classified as held for sale at the end of the period	(7)	(1)
Adjusted Cash and Cash Equivalents at the end of the period	19,142	10,423

Reconciliation of Free Cash Flow
Net cash provided by operating activities	24,804	18,067
Acquisition of PP&E and intangibles assets	(4,073)	(3,135)
Free Cash Flow *	20,731	14,932

* Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

As of June 30, 2022, the balance of Cash and cash equivalents was US$ 16,294 million and Adjusted Cash and Cash Equivalents totaled US$ 19,142 million.

The six-month period ended June 30, 2022 had net cash provided by operating activities of US$ 24,804 million and positive free cash flow of US$ 20,731 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 3,378 million, financial compensation for co-participation agreements in Sepia and Atapu of US$ 5,213 million and proceeds from finance debt of US$ 330 million, were allocated to: (a) debt prepayments and to amortizations of principal and interest due in the period of US$ 6,393 million; (b) repayment of lease liability of US$ 2,682 million; (c) dividends paid to shareholders of Petrobras of US$ 12,429 million; (d) acquisition of PP&E and intangibles assets of US$ 4,073 million; and (e) investment in marketable securities of US$ 2,108 million.

The Company repaid several finance debts, in the amount of US$ 6,393 million, notably US$ 3,986 to repurchase and withdraw global bonds previously issued by the Company in the capital market.

8

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2022	12.31.2021	Change (%)
Capital Markets	18,261	22,031	(17.1)
Banking Market	9,158	9,762	(6.2)
Development banks	770	769	0.1
Export Credit Agencies	2,688	2,951	(8.9)
Others	174	187	(6.9)
Finance debt	31,051	35,700	(13.0)
Lease liabilities	22,526	23,043	(2.2)
Gross Debt	53,577	58,743	(8.8)
Adjusted Cash and Cash Equivalents	19,142	11,117	72.1
Net Debt	34,435	47,626	(27.7)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	30%	41%	(26.8)
Average interest rate (% p.a.)	6.3	6.2	1.6
Weighted average maturity of outstanding debt (years)	13.04	13.39	(2.6)

As of June 30, 2022, the Company’s maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

The cash flow generation and continuous liability management allowed a reduction in our indebtedness. Gross Debt decreased 8.8% (US$ 5,166 million) to US$ 53,577 million on June 30, 2022 from US$ 58,743 million on December 31, 2021. Gross Debt was lower than the US$ 60,000 million target established for 2022, mainly due to debt prepayments and amortizations.

Net Debt was reduced by 27.7% (US$ 13,191 million), reaching US$ 34,435 million on June 30, 2022, compared to US$ 47,626 million on December 31, 2021.

9

RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Net income	19,689	8,356	135.6
Net finance income (expense)	2,602	3,620	(28.1)
Income taxes	9,875	4,103	140.7
Depreciation, depletion and amortization	6,630	5,678	16.8
EBITDA	38,796	21,757	78.3
Results in equity-accounted investments	(341)	(1,209)	(71.8)
Impairment	167	180	(7.2)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	34	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(846)	(106)	698.1
Results from co-participation agreements in bid areas	(2,872)	−	−
Adjusted EBITDA	34,904	20,656	69.0
Income taxes	(9,875)	(4,103)	140.7
Allowance (reversals) for credit loss on trade and other receivables	39	(4)	-
Trade and other receivables, net	57	(735)	-
Inventories	(2,034)	(1,579)	28.8
Trade payables	(141)	340	-
Deferred income taxes, net	1,989	3,883	(48.8)
Taxes payable	1,803	2,344	(23.1)
Others	(1,938)	(2,735)	(29.1)
Net cash provided by operating activities – OCF	24,804	18,067	37.3

10

LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	06.30.2022	12.31.2021	Jul-Sep/2021	Oct-Dec/2021	Jan-Mar/2022	Apr-Jun/2022
Net income	31,319	19,986	5,954	5,676	8,648	11,041
Net finance (expense) income	9,948	10,966	4,862	2,484	(596)	3,198
Income taxes	14,011	8,239	1,867	2,269	4,566	5,309
Depreciation, depletion and amortization	12,647	11,695	3,108	2,909	3,170	3,460
EBITDA	67,925	50,886	15,791	13,338	15,788	23,008
Results in equity-accounted investments	(739)	(1,607)	(291)	(107)	(350)	9
Impairment	(3,203)	(3,190)	(3,098)	(272)	(1)	168
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	7	41	7	-	-	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(2,684)	(1,944)	(119)	(1,719)	(476)	(370)
Results from co-participation agreements in bid areas	(3,503)	(631)	(667)	36	-	(2,872)
Adjusted EBITDA	57,803	43,555	11,623	11,276	14,961	19,943
Income taxes	(14,011)	(8,239)	(1,867)	(2,269)	(4,566)	(5,309)
Allowance (reversals) for credit loss on trade and other receivables	13	(30)	(10)	(16)	21	18
Trade and other receivables, net	(1,283)	(2,075)	(752)	(588)	641	(584)
Inventories	(2,789)	(2,334)	(585)	(170)	(1,917)	(117)
Trade payables	592	1,073	510	223	(138)	(3)
Deferred income taxes, net	2,164	4,058	115	60	1,961	28
Taxes payable	4,337	4,878	1,161	1,373	1,260	543
Others	(2,298)	(3,095)	333	(693)	(1,915)	(23)
Net cash provided by operating activities – OCF	44,528	37,791	10,528	9,196	10,308	14,496

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA metrics are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt is a Top Metric of our Strategic Plan 2022-2026.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	06.30.2022	12.31.2021
Cash and cash equivalents	16,287	10,467
Government securities and time deposits (maturity of more than three months)	2,855	650
Adjusted Cash and Cash equivalents	19,142	11,117
Finance debt	31,051	35,700
Lease liability	22,526	23,043
Current and non-current debt - Gross Debt	53,577	58,743
Net debt	34,435	47,626
Net cash provided by operating activities - LTM OCF	44,528	37,791
Income taxes	14,011	8,239
Allowance (reversals) for impairment of trade and other receivables	(13)	30
Trade and other receivables, net	1,283	2,075
Inventories	2,789	2,334
Trade payables	(592)	(1,073)
Deferred income taxes, net	(2,164)	(4,058)
Taxes payable	(4,337)	(4,878)
Others	2,298	3,095
LTM Adjusted EBITDA	57,803	43,555
Gross Debt net of cash and cash equivalents/LTM OCF ratio	0.84	1.28
Gross Debt/LTM Adjusted EBITDA ratio	0.93	1.35
Net debt/LTM Adjusted EBITDA ratio	0.60	1.09

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Sales revenues	41,624	25,175	65.3
Gross profit	25,772	14,335	79.8
Income (Expenses)	2,486	(979)	−
Operating income	28,258	13,356	111.6
Net income attributable to the shareholders of Petrobras	18,758	8,873	111.4
Average Brent crude (US$/bbl)	107.59	64.86	65.9
Sales price – Brazil
Average Crude oil (US$/bbl)	100.24	61.45	63.1
Production taxes – Brazil	8,100	4,991	62.3
Royalties	4,388	2,546	72.3
Special Participation	3,688	2,427	51.9
Retention of areas	24	18	33.3

[1]

In the period Jan-Jun/2022, the gross profit of E&P segment was US$ 25,772 million, an increase of 79.8% in relation to the period Jan-Jun/2021, due to higher sales revenues, which reflect mainly higher Brent prices.

The operating income of US$ 28,258 million in the period Jan-Jun/2022 was mainly due to the increase in Brent prices, the gain from the co-participation agreement in Sepia and Atapu fields, and the gain with sale of Alagoas and Recôncavo Clusters.

In the period Jan-Jun/2022, the increase in production taxes was caused primarily by the rise in Brent prices, in relation to the Jan-Jun/2021 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Crude oil, NGL and natural gas – Brazil	2,686	2,737	(1.9)
Crude oil and NGL (mbbl/d)	2,172	2,211	(1.8)
Natural gas (mboed)	514	525	(2.1)
Crude oil, NGL and natural gas – Abroad	38	44	(13.6)
Total (mboed)	2,724	2,781	(2.0)

Production of crude oil, NGL and natural gas was 2,724 mboed in the period Jan-Jun/2022, representing a 2.0% reduction compared to Jan-Jun/2021, due to the natural decline of fields, maintenance schedules with more stoppages in the period Jan-Jun/2022, and co-participation agreements in Búzios and divestments. This being partially offset by the ramp up of FPSO Carioca (Sépia field), P-67 (Tupi field), P-68 (Berbigão and Sururu fields), P-70 (Atapu field) and start of production in the FPSO Guanabara (Mero field).

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Sales revenues	56,641	32,980	71.7
Gross profit	8,307	4,406	88.5
Income (Expenses)	(1,380)	(921)	49.8
Operating income	6,927	3,485	98.8
Net income attributable to the shareholders of Petrobras	4,748	2,928	62.2
Average refining cost (US$ / barrel) – Brazil	1.81	1.62	11.7
Average domestic basic oil products price (US$/bbl)	120.04	70.17	71.1

For the period Jan-Jun/2022, Refining, Transportation and Marketing gross profit was US$ 3,901 million higher than in the period Jan-Jun/2021 due to the higher margins of diesel, gasoline and jet fuel, according to the elevation on international margins, and also due to the positive effect of appreciation of Brent prices which resulted in an increase of gross profit margin as inventory was purchased earlier, at lower prices.

The operating income for the period Jan-Jun/2022 reflects higher gross profit partially offset by an increase of sales expenses related to fuel oil, and higher expenses with lawsuits and the Lubnor refinery impairment.

The refining cost in the period Jan-Jun/2022 was US$ 1.81/bbl, 11.7% higher than in the period Jan-Jun/2021, due to an increase in maintenance of our refining park in the last period focused on improving the reliability of our industrial operations and to the effects of a stronger real in comparison to the US dollar. An increase in the utilization level of our refineries partially offset these effects.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Total production volume	1,749	1,781	(1.8)
Domestic sales volume	1,707	1,713	(0.4)
Reference feedstock	1,897	2,176	(12.8)
Refining plants utilization factor (%)	88	79	9.0
Processed feedstock (excluding NGL)	86	77	9.0
Processed feedstock	1,675	1,710	(2.0)
Domestic crude oil as % of total	91	91	-

Domestic sales in the period Jan-Jun/2022 were 1,707 mbbl/d, a decrease of 0.4% compared to Jan-Jun/2021, mainly due to the reduction in the Diesel, Fuel Oil and Liquefied Petroleum Gas sales between periods, partially offset by higher sales of Gasoline, Naphtha and Jet Fuel.

Diesel and Liquefied Petroleum Gas had 5.3% and 10.0% reduction in sales volume in Jan-Jun/2022, respectively, compared to Jan-Jun/2021, mainly due the impact of the divestment of the RLAM refinery on November 30, 2021.

Fuel Oil sales decreased 46.7% due to lower demand for thermoelectric generation and due the impact of the divestment of RLAM refinery.

Gasoline sales grew 6.6% due to the increase in the share of gasoline over hydrated ethanol in flex-fuel vehicles since the price relationship led consumer’s preference for the former, and to the negative effect of COVID-19 on sales in the period Jan-Jun/2021, resulting from the restrictive measures associated with the pandemic.

Jet Fuel sales increased 51.2% mainly due to the negative effect of COVID-19 on the aviation market in the period Jan-Jun/2021, resulting from the restrictive measures associated with the pandemic.

Naphtha sales were 16,3% higher due to the stoppage at Braskem's São Paulo plant in April and May 2021.

Total production of oil products for the period Jan-Jun/2022 was 1,749 mbbl/d, 1.8% below Jan-Jun/2021. Even though we have had a reduction in the volume produced due to the divestment of RLAM, it was partially compensated by increased output of our main refineries.

Processed feedstock for the period Jan-Jun/2022 was 1,675 mbbl/d, with a utilization factor of 88%, 9.0% above Jan-Jun/2021.

14

Gas and Power

Financial information

US$ million	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Sales revenues	7,099	4,862	46.0
Gross profit	1,848	1,870	(1.2)
Income (expenses)	(1,705)	(1,411)	20.8
Operating income (loss)	143	459	(68.8)
Net income (loss) attributable to the shareholders of Petrobras	101	330	(69.4)
Average natural gas sales price – Brazil (US$/bbl)	63.00	38.37	64.2

In Jan-Jun/2022, the gross profit of the Gas and Power segment was US$1,848 million, a stable result when compared to Jan-Jun/2021, mainly due to the recovery in the gas margin, offset by lower volume and lower price on power generation. Although the recovery of hydroelectric reservoirs has negatively impacted gas sales volume, thermoelectric generation and power generation price, the increase in the Brent oil price and better gas sales portfolio was responsible for the improvement in gas margins.

In Jan-Jun/2022, despite the efforts to rebalance the natural gas portfolio, the operating income was lower by US$ 316 million compared to Jan-Jun/2021, mainly due to higher sales expenses resulting from the annual adjustment of natural gas transportation tariffs and higher costs of legal proceedings.

Operational information

	Jan-Jun/2022	Jan-Jun/2021	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	2,054	2,458	(16.4)
Electricity generation - average MW	1,160	3,082	(62.4)
National gas delivered - million m³/day	36	44	(18.2)
Regasification of liquefied natural gas - million m³/day	8	18	(55.6)
Import of natural gas from Bolivia - million m³/day	18	20	(10.0)
Natural gas sales and for internal consumption - million m³/day	61	82	(25.6)

In Jan-Jun/2022, electricity generation was 1,160 MW on average, a reduction of 62.4% compared to Jan-Jun/2021, mainly due to the increase in the levels of hydroelectric plants reservoirs, which reduces demand for the electricity generated by the Gas and Power segment. Also, in the same period of comparison, there was a 16.4% reduction in the sales volume of thermal availability at auction, mainly due to the divestment of fuel oil plants in the Northeast.

On the supply side, the delivery of domestic gas was reduced to 36 MM m³/day, mainly because of the expiration of the terms of Petrobras' purchase contracts with partners and third parties, which began to sell their gas directly to their customers, and due to divestments in E&P in the Northeast. Additionally, there was a reduction of 10 MMm³/day in LNG regasification volumes, primarily due to lower gas demand for thermoelectric plants.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments; results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas). Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer